April 9, 2013	Writer’s Direct Contact
212.468.8179
APinedo@mofo.com

Via EDGAR

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

In connection with our telephone conversation on April 9, 2013, and on behalf of our client, Truett-Hurst, Inc. (the “Company”), we are herewith submitting to the Securities and Exchange Commission (the “Commission”) the following items:

•
Draft comment response letter to the Commission, transmitted by courier to the Commission on April 1, 2013, in response to the Commission’s comment letter dated March 29, 2013, attached hereto as Annex A;

•
Proposed changed pages of Amendment No. 2 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”), marked against Amendment No. 1 to the Company’s Registration Statement on Form S-1, transmitted to the Commission on April 1, 2013, attached hereto as Annex B; and

•	Hand-marked revisions to the draft Amendment, transmitted by email to the Commission on April 2, 2013, attached hereto as Annex C.

Securities and Exchange Commission
April 9, 2013
Page Two

Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge

Annex A

Draft comment response letter

 DRAFT 4/1/2013

April __, 2013

Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on March 29, 2013 on the Company’s Amendment No. 1 to the
Registration Statement filed with the Commission on March 27, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

As we have discussed with you, the Company would like to commence its traditional road show efforts on April 3, 2013, and would hope that this amendment addresses fully the Staff’s remaining comments and concerns.

General

1.
We understand that you intend to amend your registration statement to reflect that this offering will be on an all-or-none best efforts basis rather than a no minimum best efforts basis.  For that reason, we have not commented on certain aspects of the disclosure relating to the underwriting structure or the auction process.  Please understand that the change in underwriting structure disclosure may cause us to raise issues on areas not previously commented on.

Securities and Exchange Commission
April __, 2013
Page Two

The Amendment includes revisions throughout the document, including on the cover page, in the section titled “The OpenIPO Auction Process,” and in the Plan of Distribution, to reflect that the offering is being made on an all-or-none basis, in compliance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.  The Company will enter into an escrow agreement with an escrow agent, and all investor funds will be held in escrow pending the closing of the offering.  As indicated in the Amendment, if investor funds are not received for the full amount of the offered shares, the offering will be terminated and investor funds returned.  In order to accommodate these changes to the offering methodology, the disclosures relating to the auction process have also been modified.  As indicated in the discussion of the auction, the offering size may be increased or decreased prior to the effectiveness of the registration statement and prior to the close of the auction.  Post-effectiveness, and prior to the auction close, the size of the offering may be increased or decreased, as permissible under the Securities Act of 1933, as amended, subject to required reconfirmations; however, once the auction has closed, the offering size cannot be decreased, and the full amount of the offering proceeds must be raised in order to close.

Our Structure, page 5

2.
We note your response to comment 5 in our letter dated March 22, 2013.  Please disclose in this section that information concerning estimated amounts of future payments under the tax receivable agreement can be found on page 90.

We have disclosed in this section that information concerning the estimated amounts of future payments can be found on page 90.

Reconfirmation of Bids, page 26

3.
Please revise the second bullet point to reflect that reconfirmation of bids will be required if there is a material change to the prospectus available at the time of the original offer, rather than when there is a material change in the prospectus that requires you to file an amended registration statement.  Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

The bullet points on page 26 have been revised to reflect the change to an all-or-none offering and to track the language in the Compliance and Disclosure Interpretations.

Summary Compensation Table, page 86

4.	Please revise the summary compensation table such that the amount reflected in the total column is the sum of all amounts reported in other columns. Refer to Item 402(n)(2)(x) of Regulation S-K.

Securities and Exchange Commission
April __, 2013
Page Three

The summary compensation table on page 86 has been revised.

Certain Relationships and Related Party Transactions, page 89

5.
We note your response to comment 21 in our letter dated March 22, 2013, and we partially reissue the comment.  For the H.D.D. LLC Operating Agreement, the Exchange Agreement, the Tax Receivable Agreement, and the Tasting Room and Winery Lease, please disclose the name(s) of the related person(s) and the basis on which each person is a related person.

The related persons, and their relationships with the Company, have been included on pages 89 and 92.

Notes to the Consolidated Financial Statements

14.   Segment and Other Information, page F-26

6.
We note in your response that you state your Chief Operating Decision Maker (“CODM”) does not regularly review the disaggregated financial statements of the Wholesale and Direct sales distribution networks; however, we note Sales and Costs of Goods Sold is presented on a disaggregated level in the CODM package you provided in response to our comment.  As such, we continue to believe your distribution networks qualify as separate operating segments under the guidance of FASB ASC 280 and we do not believe these operating segments meet the aggregation criteria.  Please revise to include the disclosures required by FASB ASC 280-10-50.  Additionally, please ensure to expand Management’s Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

As discussed with the Staff, the Company has revised the disclosure in Management’s Discussion and Analysis on page 49 to reflect that the Company operates in three segments, and to include information under Results of Operations on a segment basis, see pages 50 and 51.  Note 15 to the consolidated financial statements of H.D.D. LLC has been revised.

Securities and Exchange Commission
April __, 2013
Page Four

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.   We intend to file the remaining exhibits, including our legality opinion, with a future exhibit-only amendment.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

Anna T. Pinedo

cc:	Gary J. Kocher
Michael Hedge

Annex B

Proposed changed pages

As filed with the Securities and Exchange Commission on ~~March 27,~~April [  ], 2013
Registration No. 333-187164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

AMENDMENT NO. ~~1~~2  TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________
Truett-Hurst, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2080	46-1561499
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5610 Dry Creek Road Healdsburg, CA 95448 (707) 433-9545 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Phillip L. Hurst
President and Chief Executive Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448
(707) 433-9545

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Tel: (212) 468-8000	Michael A. Hedge, Esq. Gary J. Kocher, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 Tel: (206) 623-7580

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
_____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	2,902,557	$43,538,355.00	$5,939.00(3)
~~(1)~~
(1)
This Registration Statement also covers the re-offer and sale of Class A common stock on an ongoing basis after their initial sale in market-making transactions by ~~WR Hambrecht~~WRHambrecht + Co, LLC, an affiliate of the Registrant.  All such market-making transactions with respect to these shares of Class A common stock are being made pursuant to this Registration Statement.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~MARCH 27,~~APRIL [  ], 2013.

Truett-Hurst, Inc. 2,902,557 Shares of Class A Common Stock

This is our initial public offering and no public market currently exists for our shares. We are selling 2,250,000 shares of our Class A common stock, and the selling stockholders identified in this prospectus are selling 652,557 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We expect that the initial public offering price will be between $11.00 and $15.00 per share. Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Truett-Hurst, Inc. and have approximately 43.9% of the voting power of Truett-Hurst, Inc. The holders of our Class B common stock will have approximately 52.2% of the voting power of Truett-Hurst, Inc.

Our Class A common stock has been approved for listing on the Nasdaq Capital Market under the symbol “THST.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

OpenIPO® and Best Efforts Offering: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in underwritten public offerings. The public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters participating in this offering. ~~In addition, we and the selling stockholders are not required to sell any specific number or dollar amount of shares of Class A common stock, but the~~The underwriters have agreed to use their best efforts to procure potential purchasers for the shares of Class A common stock offered pursuant to this prospectus. ~~There is no minimum amount that must be raised in the IPO in order for the offering to close~~The shares are being offered on an all or none basis.  All investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing.  If investor funds for the full amount of the offering are not received at closing, the offering will terminate and any funds received will be returned promptly.

The auction will close and a public offering price will be determined after the registration statement becomes effective. The minimum size of any bid is 100 shares.

A more detailed description of this process is included in “The OpenIPO Auction Process” beginning on page 25 and in “Plan of Distribution” beginning on page 112.

THE OFFERING	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Placement Agents’ Fee	$	$
Proceeds to Truett-Hurst, Inc.	$	$
Proceeds to the Selling Stockholders	$	$
The underwriters expect to deliver the shares of Class A common stock on , 2013.
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Trade Names

We sell our products under a number of trademarks that we own.  As of March ~~27,~~31, 2013, we had 16 registered, 15 published and nine pending material trademarks.

Successful bidders may receive the full number of shares subject to their bids, so potential investors should not make bids for more shares than they are prepared to purchase.

We may set the initial public offering price near or equal to the auction clearing price. If we do this, the number of shares represented by successful bids will likely approximate the number of shares offered by this prospectus, and successful bidders may be allocated all or almost all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our Class A common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

We may set the initial public offering price near or equal to the auction clearing price. The offering price of our shares may have little or no relationship to, and may be significantly higher than, the price that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our sales, earnings, and other financial and operating information; multiples of revenue, earnings, cash flows and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and the views of research analysts. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our Class A common stock may decline.

If research analysts publish or establish target prices for our Class A common stock that are below the initial public offering price or the then current trading market price of our shares, the price of our shares of Class A common stock may fall.

Although the initial public offering price of our shares may have little or no relationship to the price determined using traditional valuation methods, we believe that research analysts will rely upon these methods to establish target prices for our Class A common stock. If research analysts, including research analysts affiliated with our underwriters, publish target prices for our Class A common stock that are below our initial public offering price or the then-current trading market price of our shares, our stock price may decline.

Submitting a bid does not guarantee an allocation of shares of our Class A common stock, even if a bidder submits a bid at or above the initial public offering price.

Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid will be deemed to have been withdrawn and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, the underwriters, in consultation with us, may determine that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process, in which case all of the bids submitted by that investor may be rejected.

Risks Related to the Offering

The fact that the offering is relatively small in size and involves some novel aspects of distribution could limit the market price, liquidity or trading volume of our stock.

We are offering only 2,902,557 shares.  The relatively small size of the offering may prevent us from obtaining as much research coverage from market analysts after the offering as we might obtain for an offering of greater size.  This reduced level of coverage may limit the market price, liquidity or trading volume of our Class A common stock.  In addition, the approach being used by the underwriters for the distribution of the shares differs somewhat from the distribution approach currently used in traditional underwritten offerings of equity securities.  The novel aspects of this distribution approach could affect the pricing of the shares, which could cause greater price volatility than if the distribution were done in the traditional manner.  ~~Also, the underwriters are not required to sell any specific number or dollar amount of our Class A common stock, but have agreed to use their best efforts to procure potential purchasers for the shares of our Class A common stock offered pursuant to this prospectus.~~

Reconfirmation of Bids

WR Hambrecht + Co will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus ~~that requires that WR Hambrecht + Co and we convey the material change to bidders in the offering and file an amended registration statement~~;

•	there has been a decrease in the price range below the previously disclosed price range or an increase in the price range of more than 20% above the previously disclosed price range; or

•
if it is determined, after the auction is closed, that the initial public offering price will be below the stated price range or that there will be an increase in the price of more than 20% above the stated price range.

If a reconfirmation of bids is required, WR Hambrecht + Co will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting WR Hambrecht + Co or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we, the selling stockholders and WR Hambrecht + Co will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, WR Hambrecht + Co may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or a Reduction in the Offering Size Before the Auction is Closed

We and the selling stockholders are putting up for auction 2,902,557 shares of Class A common stock. We, the selling stockholders and WR Hambrecht + Co are conducting the auction in order to sell the maximum number of shares being offered using the highest price for which valid bids are received as the clearing price. Based on the auction demand available before the auction is closed, we, the selling stockholders and WR Hambrecht + Co may elect to change the price range or reduce the number of shares being put up for auction either before or after the SEC declares the registration statement effective. We will file an amendment to the registration statement to reflect any changes to the price range or a reduction in shares being put up for auction either prior to or after the effectiveness of the registration statement. If we, the selling stockholders and WR Hambrecht + Co elect to change the price range or reduce the number of shares being put up for auction after effectiveness of the registration statement, WR Hambrecht + Co will keep the auction open for at least one hour after notifying bidders of the new auction terms.

In addition, for any change in price range or reduction in the number of shares being put up for auction, WR Hambrecht + Co or participating dealers will:

•	provide notice on the WR Hambrecht + Co website of the revised price range or the reduced number of shares to be sold in this offering, as the case may be;

•	if appropriate, issue a press release announcing the revised price range or the reduced number of shares to be sold in this offering, as the case may be; and

•
send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or the reduced number of shares to be sold in this offering, as the case may be.

In the event of a material change to the price range or any reduction in the number of shares being put up for auction from the previously provided disclosure and prior to and after the SEC declaring the registration statement effective, WR Hambrecht + Co will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. WR Hambrecht + Co will generally not consider any increase or decrease in the price to be material unless there is a decrease in the price below the stated price range for the auction or an increase in the price of more than 20% above the stated price range.

Changes in the Price Range ~~or a Reduction in the Offering Size~~ After the Auction is Closed and Pricing Outside the Price Range

If we and the selling stockholders determine after the auction is closed that the initial public offering price will be above the stated price range in the auction but it is determined, based on the factors described above, that it will not result in any material change to the previously provided disclosure, WR Hambrecht + Co and participating dealers may accept all successful bids without reconfirmation. In this situation, WR Hambrecht + Co and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

~~If there are insufficient bids to cover all of the shares put up for auction as set forth in the most recent prospectus, then we and the selling stockholders may elect to proceed with the offering by selling the maximum number of shares using the highest price for which valid bids were received as the clearing price. See “—Best Efforts Offering with No Minimum Amount of Shares that must be Sold.” We and the selling stockholders will not elect to sell a smaller amount of shares than were put up for auction (or for which we received valid bids) in order to obtain a higher clearing price. In this situation, if the initial public offering price will be above the stated price range in the auction, but will not result in any material change to the previously provided disclosure, WR Hambrecht + Co and participating dealers may accept all successful bids without reconfirmation. WR Hambrecht + Co and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders. WR Hambrecht + Co will generally not consider any increase or decrease in the initial public offering price to be material unless there is a decrease in the price below the stated price range for the auction or an increase in the price of more than 20% above the stated price range.~~

In all cases, if we and the selling stockholders determine, after the auction is closed, that the initial public offering price will be below the stated price range or that there will be an increase in the price range of more than 20% above the previously disclosed price range, then we will elect one of two alternatives:

Under the first alternative, WR Hambrecht + Co and participating dealers will convey the final price and offering size to all bidders in the auction, we will file a post-effective amendment to the registration statement with the final price and offering size, and all bids will be reconfirmed and offers accepted after the post-effective amendment has been declared effective by the SEC.

Under the second alternative, we and the selling stockholders may re-open the auction pursuant to the following procedures:

•	WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range ~~or a reduced offering size, as the case may be~~;
•	WR Hambrecht + Co and participating dealers will issue a press release announcing the new auction terms;

•
WR Hambrecht + Co and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range ~~or a reduced offering size, as the case may be~~;

•	WR Hambrecht + Co and participating dealers will reconfirm all bids in the auction; and
•
we will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers by WR Hambrecht + Co or participating dealers.

~~The second alternative will also be used in the event that, after the close of an auction, the selling stockholders reject all bids and elect to re-open the auction with a reduced the number of shares being put up for auction.~~ Any post-effective amendment that reflects a new auction will disclose the results of the preceding auction.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us, the selling stockholders and WR Hambrecht + Co, which we anticipate will be after the close of trading on Nasdaq on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us, the selling stockholders and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we and the selling stockholders are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, the rules of the SEC require that a post-effective amendment to the registration statement be filed and declared effective, and all bids more than 15 business days old must be reconfirmed, before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor (other than in situations where WR Hambrecht + Co is required to reconfirm bids as described above, in which case if the potential investor does not reconfirm such bid in a timely manner it will be disregarded). Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying WR Hambrecht + Co or a participating dealer through which they submitted their bids. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the internet wishes to cancel a bid after the auction closes, the investor may have to contact WR Hambrecht + Co ~~through which it submitted its bid~~ (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or email (or as specified by WR Hambrecht + Co or the participating dealer through which the bidder submitted the bid).

Following the closing of the auction, WR Hambrecht + Co determines the highest price at which all of the shares offered may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “—Determination of Initial Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for. ~~If there are insufficient bids to cover all of the shares put up for auction, then we and the selling stockholders may elect to proceed with the offering by selling the maximum number of shares using the highest price for which valid bids were received as the clearing price. We and the selling stockholders will not elect to sell a smaller amount of shares than were put up for auction (or for which valid bids were received) in order to obtain a higher clearing price.~~

You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. WR Hambrecht + Co will notify successful bidders that we and the selling stockholders have accepted their bids by sending a notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. WR Hambrecht + Co will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, we and the selling stockholders accept the bids that are at or above the public offering price, but may allocate to a prospective investor fewer shares than the number included in the ~~investors~~investor’s bid, as described in “—Allocation of Shares” below.

Best Efforts ~~Offering with No Minimum Amount of Shares that must be Sold~~, All or None, Offering

~~This OpenIPO auction is being conducted as a best efforts offering with no minimum amount of shares that must be sold. Accordingly, we and the selling stockholders are not required to sell any specific number or dollar amount of shares of Class A common stock, but WR Hambrecht + Co has agreed to use its best efforts to procure potential purchasers. If there are insufficient bids to cover all of the shares put up for auction as set forth in the most recent prospectus, then we and the selling stockholders may elect to proceed with the offering by selling the maximum number of shares using the highest price for which valid bids were received as the clearing price. We and the selling stockholders will not elect to sell a smaller amount of shares than were put up for auction (or for which valid bids we received) in order to obtain a higher clearance price. However, because this is a best efforts offering with no minimum amount of shares that must be sold, in the event that an investor fails to pay for shares that it purchased in the auction by the closing date, we and the selling stockholders may proceed with closing the offering without selling such shares. See “—The Closing of the Auction and Allocation of Shares.”~~

The shares are being offered on an all or none basis.  All investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing.  If investor funds for the full amount of the offering are not received at closing, the offering will terminate and any funds received will be returned promptly.

Determination of Initial Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between us, the selling stockholders and WR Hambrecht + Co after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the us, the selling stockholders and WR Hambrecht + Co as the principal benchmark, among other considerations described below, in determining the public offering price for the Class A common stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered may be sold to potential investors, based on the valid bids at the time the auction is closed. If there are insufficient bids to cover all of the shares put up for auction as set forth in the most recent prospectus, then we and the selling stockholders may elect to proceed with the offering by selling the maximum number of shares using the highest price for which valid bids were received as the clearing price. We and the selling stockholders will not elect to sell a smaller amount of shares than were put up for auction (or for which it received valid bids) in order to obtain a higher clearing price. Depending on the public offering price and the amount of the decrease in the number of shares sold, more dilution to potential investors in this offering could result.

Depending on the outcome of negotiations between WR Hambrecht + Co, us and the selling stockholders, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the Class A common stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, WR Hambrecht + Co’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. WR Hambrecht + Co, we and the selling stockholders may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the Class A common stock to be sold in this offering. For example, WR Hambrecht + Co, we and the selling stockholders may elect to lower the public offering price to include certain institutional or retail bidders in this offering. WR Hambrecht + Co, we and the selling stockholders may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we and the selling stockholders do not consider the clearing price to be adequate, or if WR Hambrecht + Co, we and the selling stockholders are not able to reach agreement on the public offering price, then WR Hambrecht + Co, the selling stockholders and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction that may reflect a new price range ~~or a reduced offering size~~.

The following simplified example illustrates how the public offering price is determined through the auction process:

We and the selling stockholders offer to sell 1,500 shares in a public offering of shares of Company X through the auction process. WR Hambrecht + Co, on behalf of us and the selling stockholders, receives five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between us, the selling stockholders and WR Hambrecht + Co.

If the public offering price is the same as the $8.00 per share clearing price, we and the selling stockholders would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, we and the selling stockholders would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Initial Bid	Pro-Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700
Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

In order to participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or one of the participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by WR Hambrecht + Co or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their accounts to pay for the shares they are allocated in the auction at the closing of the offering, which is generally on the third business day following the pricing of the offering. WR Hambrecht + Co reserves the right, in its sole discretion and on our and the selling stockholders’ behalf, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, WR Hambrecht + Co has rejected or reduced bids when, in its sole discretion, it deems the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, we, the selling stockholders and WR Hambrecht + Co or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with WR Hambrecht + Co or participating dealer. WR Hambrecht + Co has also rejected or reduced bids in past OpenIPO offerings that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by WR Hambrecht + Co or a participating dealer while another bidder’s identical bid is accepted.  Any funds in a bidder’s brokerage account will remain in the bidder’s control and will be subject to withdrawal by the bidder without restriction at all times before an offer is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. ~~Up to 2,902,557 shares of our Class A common stock offered by this prospectus will be sold to investors who have submitted valid bids at or higher than the public offering price through WR Hambrecht + Co or participating dealers.~~

WR Hambrecht + Co or a participating dealer will notify successful bidders that we and the selling stockholders have accepted their bid by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

Each participating dealer has agreed with WR Hambrecht + Co to conduct its solicitation efforts in accordance with the auction process described above, unless WR Hambrecht + Co otherwise consents. WR Hambrecht + Co does not intend to consent to the sale of any shares in this offering outside of the auction process. WR Hambrecht + Co reserves the right, in its sole discretion, to reject or reduce any bids that it deems manipulative or disruptive in order to facilitate the orderly completion of this offering, and it reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our Class A common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced based on eligibility or creditworthiness criteria. Once WR Hambrecht + Co has closed the auction and we and the selling stockholders have accepted a bid, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, WR Hambrecht + Co or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Investors who receive notice of acceptance of their bids must make payment for the applicable number of shares by the close of business on the third business day (the “closing date”) following notice of acceptance of their bids through the escrow agent, unless otherwise expressly agreed to by the parties at the time of the transaction in accordance with Exchange Act Rule 15c6-1. In the event that an investor fails to pay for shares that it purchased in the auction by the closing date, we and the selling stockholders may reoffer those shares to other bidders in the auction that indicated a willingness to purchase additional shares at or above the clearing price~~, or they may proceed with closing the offering without selling such shares~~. The clearing price will be based upon the number of shares offered by us and the selling stockholders in the auction ~~and will not be adjusted to reflect a reduction in the shares actually sold due to any failure of investors to fund purchases. In addition, because this is a best efforts offering with no minimum amount of shares that must be sold, the closing date of the offering is not required to be postponed if any investor were to default on its contractual obligation to pay for its allocation of shares. We and The selling stockholders may pursue a breach of contract claim with respect to investors that fail to pay for shares purchased in the auction.~~.

WR Hambrecht + Co and dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. Some participating dealers or WR Hambrecht + Co may also manage bids on behalf of their bidding customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our Class A common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our Class A common stock after the completion of this offering may adversely affect the market price of our Class A common stock.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $26.5 million, at an assumed initial public offering price of $13.00 per share, which is the mid-point of the range listed on the cover of this prospectus, after deducting estimated placement agents’ fees and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the net proceeds from this offering by approximately $2.1 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated placement agents’ fees and estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the net proceeds to us from this offering, after deducting estimated placement agents’ fees and estimated offering expenses payable by us, by $1.2 million, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range reflected on the cover of this prospectus. ~~There is no minimum amount that must be raised in the IPO in order for the offering to close.~~

The net proceeds from this offering will be used by Truett-Hurst, Inc. to purchase newly-issued LLC Units from the LLC, as described under "History and Formation Transactions—Organizational Structure—Offering Transactions." In connection with the waiver we received from Bank of the West, we intend to cause the LLC to use 11% to 19% of the proceeds to pay down amounts owed on our credit facility.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” We also intend to cause the LLC to use the remaining proceeds as follows: 40% to 55% for working capital, 5% to 7% for capital expenditures, 5% to 7% for hiring additional personnel, establishment of a 401(k) plan and related programs to ensure competitiveness in the marketplace, and the remainder for general corporate purposes. We may also identify and pursue opportunistic acquisitions of labels or vineyards.  We currently anticipate making aggregate capital expenditures of $900,000 to $1,900,000 during the years ending June 30, 2013 and 2014, and we currently expect the largest portions of these anticipated capital expenditures will be allocated for production equipment.

We will have broad discretion in the way that we allocate the net proceeds of this offering among the purposes described above. The amounts and timing of our actual expenditures for the purposes described above may vary significantly and will depend on numerous factors, including the timing and amount of our future revenues, our future expenses, the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations, competitive pressures and any potential acquisitions. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations, including the expenditures described above, for at least the next two years.

Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds. We cannot predict whether the proceeds invested will yield a favorable return for us.

Some of the other principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace and provide liquidity to existing stockholders. Creating a public market for our Class A common stock will facilitate our ability to raise additional equity in the future and to use our Class A common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

Truett-Hurst is an innovative and fast-growing Super-premium and Ultra-premium wine sales, marketing and production company based in the acclaimed Dry Creek and Russian River Valleys of Sonoma County, California.  The core of our business is a combination of direct to consumer sales, traditional brand sales and “custom label” partnerships with major retailers, such as Trader Joe’s and Safeway.  We work closely with our retail partners to develop tailored brands to be sold to the discovery-oriented wine consumer.  We offer a top quality product at a reasonable price, a result of our competitive grape sourcing, high quality wine making and world-class packaging and label design.  Our “custom label” model allows us to own the brands that we create, which we believe differentiates us from the traditional private label model.  Our retail partners value their relationships with us because they collaborate in the development of the products and ultimately benefit from the higher margins that we offer them.   We believe that we have attracted these partners as a result of our rapid brand development cycles, our ability to quickly adjust to market demand and because we can bypass many traditional distribution layers to offer higher margin products for our partners’ key target customers.

In addition to our focus on our unique custom label business model, we also have business operations in the direct to consumer and traditional three-tier distribution channels.  Our direct to consumer channel consists of sales through our tasting rooms and wine clubs, which serve as strong tools for increasing brand visibility and loyalty, and through our ownership interest in The Wine Spies, an internet wine retailer specializing in short-lived “flash” sales.  Our more traditional three-tier distribution business consists of sales of our wine under four fully-owned labels, Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain, through a variety of distributor channels.

Segments

Our primary reporting segments are identified by each distribution channel: wholesale, direct to consumer and internet.  Wholesale sales include our private label model and four fully-owned brands through the three-tier distribution system.  Direct to consumer sales of our own brands occur through our tasting rooms and wine clubs.  Internet sales occur through The Wine Spies and are principally comprised of brands not owned by us.  Sales and cost of sales are reported by segment and detailed in the “—Results of Operations” below and financial statements.

Margins and Gross Profit by Segment

Margins in the three-tier distribution system tend to be the lowest of the three segments but the case volume and sales and gross profit dollars the greatest.  Margins in the direct to consumer segment, even after sales discounts, are highest as we eliminate the distributor’s role and act as the retailer with a supplier’s cost of sales.

The internet segment margins (The Wine Spies) tend to be in the middle of the three segments due to opportunistic purchasing and supplier situations.  The short-lived “flash” sales help alleviate a supplier’s quantity of wine that due to small volume or other constraints may be difficult to sell through their normal channels.

Factors Affecting Our Operating Results

Our net sales are affected by advertising, discounts and promotions, merchandising, packaging and in the wholesale segment, the availability of wall display space at our retailer customers, all of which have a significant impact on consumers~~'~~’ buying decisions.  Continued growth of our net sales and profits will depend substantially on the continued popularity of our new and existing brands, our ability to effectively manage our sales by segment and distribution networks and our ability to maintain sufficient product supply to meet expected growth in demand.

Our cost of sales for the wholesale and direct to consumer segments includes wine-related inputs, such as grapes and semi-finished bulk wine, bottling materials, such as bottles, caps, corks and labeling materials, labor and overhead expenses, including inbound and outbound freight, and barrel depreciation.  ~~Increases in the costs of freight due to higher fuel costs would increase our~~The internet segment cost of sales is comprised of finished cased wine.

~~Our sales and marketing and general and administrative expenses include all warehouse and transportation and distribution expenses, selling, marketing, finance, information technology, depreciation, amortization of intangibles, professional fees and administrative expenses. We expect that our sales and marketing and general and administrative expenses will increase, both in absolute dollars and as a percentage of net sales, in the future as we continue to grow and incur additional expenses associated with becoming a public company, such as additional accounting expenses and costs associated with complying with the Sarbanes-Oxley Act of 2002, once required to do so, and salary and benefit expenses associated with additional employees.~~

Results of Operations

Comparison of the six months ended December 31, 2012 (first and second quarter fiscal year 2013) to the six months ended December 31, 2011 (first and second quarter fiscal year 2012).

Net Sales

Net sales increased $192,207, or 2%, to $8,570,316 for the six months ended December 31, 2012 from $8,378,109 for the six months ended December 31, 2011. The increase in net sales was attributable to a $536,550 increase in the direct to consumer sales channel resulting from increased wine club membership and visitor traffic sales, a $590,622 increase from the acquisition and consolidated reporting of The Wine Spies offset by a $934,965 decrease in the three-tier channel.

The gross three-tier channel decrease resulted from:—

•	the one-time sale of wines totaling $397,000 (4,623 cases) contributed by a member as their capital contribution;

•	the discontinuance of certain of our brands by Trader Joe’s (The County Fair and TJ Grand Reserve) and Total Wine & More (Simply Pure) totaling $2,262,000 (27,292 cases);

•	the phased reduction or repositioning of our Stonegate brand totaling $826,000 (12,714 cases); and

•	offset by an increase in existing brand sales in the three-tier channel of $668,000 and the introduction of new wine brands launched in our first quarter fiscal year 2013 to:

•	Safeway (Bewitched, Curious Beasts, Fuchsia, Schuck’s and Candell’s) of $1,446,000 (17,762 cases);

•	Total Wine & More (Eden Ridge and The Fugitive) of $272,000 (3,090 cases); and

•	the Cliffside brand, which we produce but is owned by a third party, of $97,000 (2,307 cases).

Cost of Sales

Cost of sales decreased $723,100, or 11%, to $5,850,463 for the six months ended December 31, 2012 from $6,573,563 for the six months ended December 31, 2011.  The ~~decrease in~~ cost of sales increase (decrease) by segment is associated with the brand and volume changes discussed above in “—Net Sales~~.~~” and is as follows:  wholesale, $(1,421,627), direct to consumer, $323,431, and internet sales, $375,096.  The new brands we introduced in the wholesale segment  have higher margins than those that we discontinued, and than the margins associated with the one-time sales.  Direct to consumer margins decreased compared to the prior period due to an increase in the use of promotions and increased sales of brands with lower margins.  The internet segment cost of sales was consistent  with expectations.

Sales and Marketing Expense

Sales and marketing expense increased $364,174, or 47%, to $1,146,316 for the six months ended December 31, 2012 from $782,142 for the six months ended December 31, 2011. The increase in sales and marketing expense is due primarily to the acquisition and consolidated reporting of The Wine Spies ($128,783), expenses related to increased reliance on the direct-to-consumer sales channel ($107,260) and costs associated with launching new brands and opening new markets in the three-tier channel.

General and Administrative Expense

General and administrative expense increased $1,152,921, or 269%, to $1,581,239 for the six months ended December 31, 2012 from $428,318 for the six months ended December 31, 2011. The increase in general and administrative expense is due primarily to the acquisition and consolidated reporting of The Wine Spies ($141,990), professional fees pertaining to this offering and not qualifying for netting against proceeds from this offering ($445,069), and increased technology costs, operating expenses and personnel additions related to becoming a public company.

Interest Expense

Interest expense decreased $18,856, or 9%, to $179,762 for the six months ended December 31, 2012 from $198,618 for the six months ended December 31, 2011.  Although our line of credit and term borrowings are up $2,735,895 from June 30, 2012, the change in our banking relationship has resulted in a lower average interest rate.

Comparison of the fiscal year ended June 30, 2012 (fiscal year 2012) to the fiscal year ended June 30, 2011 (fiscal year 2011).

Net Sales

Net sales increased $7,291,000, or 135%, to $12,693,000 for fiscal year 2012, from $5,402,000 for fiscal year 2011. Sales in the three-tier channel increased 162%, or $6,563,000, while the direct to consumer and retail channels increased 54%, or $728,000, attributable to increased wine club memberships and increased visitor traffic.   The increase in net sales is also attributable to the introduction of three new brands (Dearly Beloved, introduced in our first quarter fiscal year 2012, TJ Grand Reserve, introduced in our second quarter fiscal year 2012, and The Fugitive, introduced in our fourth quarter fiscal year 2012) in the three-tier channel. We also began production of the Cliffside brand in our fourth quarter fiscal year 2012, which we produce but is owned by a third party. The increase in net sales was offset by the discontinuation of the Canard and Varietals brands.

The gross three-tier channel increase is a combination of:

•	the one-time sale of C. Donatiello brand wines totaling $397,000 (4,623 cases) contributed by a member as their capital contribution;

•	year-over-year existing brand sales growth of $4,586,000, or 137% (74,000 cases or 121%);

•	the introduction of three new brands: Dearly Beloved ($1,456,000 or 27,757 cases), TJ Grand Reserve ($1,051,000 or 9,569 cases) and The Fugitive ($42,000 or 350 cases);

•	sales of Cliffside brand wines totaling $37,632 (896 cases); and

•	offset by the discontinuance of the two brands: Canard ($439,000 or 5,445 cases) and Varietals ($226,000 or 2,830 cases).

Cost of Sales

Cost of sales increased $~~5,717,000,~~5,697,123, or 147%, to $~~9,618,000~~9,618,065 for fiscal year ~~2012,~~2012 from $~~3,901,000~~3,900,942 for fiscal year 2011.  Cost of sales for fiscal year 2012 increased $5,434,300 and $262,823, respectively, in the wholesale and direct to consumer segments compared to fiscal year 2011 and total $8,810,129 and $807,936, respectively.  The increase in cost of sales for the wholesale segment is ~~due primarily to increased sales volumes and a shift towards higher quality brands with higher associated costs.~~ associated with the brand and volume changes discussed above in “—Net Sales.”    Margins were depressed by 1% from the sale of C. Donatiello ~~wines~~wine (10% margin) and from the sale of some Harbor Front branded wines at a loss.  We have subsequently arranged for Harbor Front branded wines to be produced by a third party to increase profitability. The increased cost of sales for the direct to consumer segment is associated with increased wine club memberships and increased visitor traffic due, in part, to the opening of the VML tasting room in April 2011, which generated 12 months of sales in fiscal year 2012 (compared to only three months of sales in fiscal year 2011).

Sales and Marketing Expense

Sales and marketing expense increased $792,000, or 133%, to $1,387,000 for fiscal year 2012, from $595,000 for fiscal year 2011.  The increase in sales and marketing expense is due primarily to a full year of operation of a second tasting room and expenses associated with the increase in revenue from the three-tier channel.

General and Administrative Expense

General and administrative expense decreased $242,000, or 17%, to $1,194,000 for fiscal year 2012 from $1,436,000 for fiscal year 2011. Fiscal year 2011 included a one-time charge totaling $321,000, representing the buy-out of a covenant not to compete from a related party. Excluding this one-time charge, general and administrative expense increased $79,000, or 7%, for fiscal year 2012 and is due to the growth of our business.

Gain on Sale of Assets

Gain on sale of assets was $7,000 for fiscal year 2012, compared to $111,000 for fiscal year 2011, which was attributable to a one-time sale of a trademark.  We do not expect the sale of assets to be a significant financial contributor to our future business.

Interest Expense

Interest expense increased $62,000, or 16%, to $463,000 for fiscal year 2012, from $401,000 for fiscal year 2011.  The increase in interest expense is due primarily to increased borrowings used to finance increases in working capital, production, operations, sales, marketing and general and administrative expenses, and capital expenditures associated with sales growth.

Liquidity and Capital Resources

Our primary sources of cash are existing cash, cash flow from operations, borrowings from members, the revolving loan portion of our credit facility and equity contributions from members.  From time to time we may also enter into factoring agreements.  Our primary cash needs are to fund working capital requirements and capital expenditures for barrels and other equipment to facilitate increased production, and to repay our indebtedness (interest and principal payments). Working capital requirements for our wholesale and direct to consumer segments is supported by grapes (grown or purchased) and semi-finished bulk wine (purchased under contract or on the spot market).  The actual wine programs and segments in which the grapes and bulk wine procured will be used are not known until our winemaker has completed the winemaking, blending and oak aging production process.  It is not possible to accurately assign inventory costs to each segment because the bottled inventory may be sold in multiple segments.   Inventory for our internet segment (The Wine Spies) is purchased as finished goods and in quantities based upon that day’s orders.  A single wine is offered each day and available only for that 24-hour period.  Inventory on hand principally comprises sales orders to be fulfilled.

	At June 30,		At December 31, 2012
	2011	2012	(unaudited)
Cash and cash equivalents	$274,422	$167,309	$116,472
Revolving loan availability	$1,046	$236,046	$2,020,848

Borrowings under our revolving loan facility are at the London Interbank Offered Rate (“LIBOR”), plus a credit spread. The availability is subject to our compliance with certain contractual financial and non-financial covenants.  Based upon qualifying collateral and having obtained a waiver for non-compliance with certain covenants at December 31, 2012, we had revolving loan availability of $2,020,848 as of December 31, 2012.

We currently do not have any material commitments for capital expenditures.  We have experienced no material trends or changes in the type or cost of our capital resources.  We expect to finance the purchase of barrels and other equipment through the revolving loan portion of our credit facility and from the proceeds of this offering.  We do not currently plan on entering into any lease arrangements for barrels or other equipment.

Our current business plan anticipates receipt of the proceeds from this offering and the uses of those proceeds described in this prospectus.  In the event that we do not complete this offering, we expect to scale back our business plan and seek to terminate certain of our supply agreements, including those with affiliates.

Cash Flows

A summary of cash flows from operating, investing and financing activities for the periods indicated are shown in the following table:

	At June 30,		At December 31, 2012
	2011	2012	(unaudited)
Cash flow summary
Used in operating activities	$(1,740,521)	$(2,310,848)	$(2,673,812)
Used in investing activities	(278,956)	(300,901)	(892,003)
Provided by financing activities	2,243,024	2,504,636	3,514,978
Increase (decrease) in cash and cash equivalents	$223,547	$(107,113)	$(50,837)

Comparison of the six months ended December 31, 2012 (first and second quarter fiscal year 2013) to the six months ended December 31, 2011 (first and second quarter fiscal year 2012).

Cash flows used in operating activities increased $2,977,620, or 980%, to $(2,673,812) for the six months ended December 31, 2012, from $303,810 for the six months ended December 31, 2011. The increase in cash flows used in operating activities is due primarily to a $658,562 decrease in income (detailed above in “—Results of Operations—Comparison of the six months ended December 31, 2012 (first and second quarter fiscal year 2013) to the six months ended December 31, 2011 (first and second quarter fiscal year 2012)”), a $2,695,633 increase in inventories, which was intended to meet actual and projected increases in sales, a $1,037,791 decrease in accounts payable and accrued expenses (advances on the line of credit utilized to pay vendors), offset by decreases in accounts receivable of $1,103,114 (attributable to the decrease in three-tier channel sales detailed in “—Results of Operations—Comparison of the six months ended December 31, 2012 (first and second quarter fiscal year 2013) to the six months ended December 31, 2011 (first and second quarter fiscal year 2012)—Net Sales”), and wine deposits of $332,623 (product received collateral for all loans and obligations owing to Bank of the West, including the Bank of the West Loan.

In addition, certain of our existing owners, as well as certain trusts and other entities under their respective control, entered into guarantee agreements in connection with the Bank of the West Loan.  See “Certain Relationships and Related Party Transactions.”

Factoring Agreements.  In November 2011, January 2012 and April 2012, we entered into three agreements with a factor borrowing a total of $2,579,400 in order to finance three transactions with a vendor. We agreed to assign and sell receivables related to these transactions to the factor at a rate of 100% of each receivable plus 1.25% per month of the unpaid principal amount of the loan. We were fully and unconditionally liable for the principal and interest on the loan; therefore, we accounted for the transfer of receivables as a secured financing. Interest expense includes finance costs associated with factoring activities. The November 2011 and January 2012 agreements were paid in full during fiscal year 2012. The April 2012 agreement for the amount due of $869,400 as of June 30, 2012 was paid subsequent to year end. Interest of $74,737 was paid under these agreements for the year ended June 30, 2012.

Other Notes Payable.  In connection with our purchase of a 50% interest in The Wine Spies, we executed a note payable in the amount of $50,000, which ~~matures~~matured on March 1, 2013 and ~~carries~~carried no interest.  The note was paid in full on March 1, 2013.  See “Business—Sales and Marketing—The Wine Spies, LLC.”

We executed a $210,000 secured promissory note payable to Mr. De Meulenaere in connection with our repurchase of his Put Interest.  The note bears interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.  See “History and Formation Transactions.”

Consistent with industry practices, we do not have formal contracts or written agreements in place with our distributors.  Most states allow suppliers to move freely between distributors, while some states require a formal release from a distributor if the brand owner wants to make a change.  For most of our private label brands, we have agreements with the distributors organized by the retailers (Trader Joe’s and Total Wine & More specifically) that allow us to move our brands should we decide to terminate them with the retailers.

The Wine Spies, LLC

Pursuant to the membership interest purchase agreement dated August 1, 2012, we purchased 50% of the outstanding membership interests in The Wine Spies.  The operating agreement of The Wine Spies, also dated August 1, 2012, entitles us to a 50% allocation of gains and losses from The Wine Spies.  The remaining 50% membership interest is held by Jason Seeber, a founder of The Wine Spies and currently its chief executive officer.  Additionally, we were granted all right, title and interest in “The Wine Spies” trademark.  The Wine Spies is managed by a board of four managers.  We have the right to name three managers, and Jason Seeber has the right to name one manager.

Intellectual Property

We sell our products under a number of trademarks that we own.  As of March ~~27,~~31, 2013, we had 16 registered, 15 published and nine pending material trademarks.  They are:

Registered	Published	Pending
Bewitched	Candells	California Square
Bradford Mountain	Cense	Curious Beasts
By Locals. For Locals	Center Street	Fuchsia
Dearly Beloved	Chateau Crisp	Juice Brothers
Dearly Beloved Forever Red	Eden Ridge	Paso Ranches
Fugitive	Inconspicuous	Sweet Evil
Harbor Front	Mad Duck	The Criminal
Healdsburg Ranches	Nature’s Gate	Unique Style, Unique Flavor, Anything But Square
One Man Band	Paper Boy	West Coast Original
Sauvignon Republic	Pinot Republic
Simply Pure	Shuck’s
Stonegate	Sonoma Ranches
The County Fair	Sustainable Farm
Truett Hurst	Svengali
Va·ri’e·tals	Wonderland
VML

In August 2012, we entered into an agreement with West Coast Paper Company (“WCP”) pursuant to which we were assigned all rights to a series of “wine wraps” jointly developed by us and WCP in consideration for our granting certain exclusive manufacturing rights to WCP.  This assignment is perpetual and fully transferable.  The exclusive manufacturing rights granted to WCP are for a term of three years.  We have applied for a U.S. patent for the wine wraps, which is pending.

In February 2013, we entered into a seven-year exclusive agreement for the use of a paper bottle in connection with sales of wine and still alcoholic beverages in the United States and Canada. During this term, the price of the empty paper bottles can only be increased to account for increases in manufacturing costs of greater than 3%. We intend to begin selling wine in the paper bottle in the second half of 2013.

Upon developing our final design for our square bottle concept, we will apply for a design patent with the U.S. Patent and Trademark Office.  Once granted, this patent will protect our proprietary wine bottle design from duplication by our competitors.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of March ~~27,~~31, 2013:

Name	Age	Principal Position
Phillip L. Hurst	49	President, Chief Executive Officer and Director
Virginia Marie Lambrix	39	Director of Winemaking
Heath E. Dolan	39	Director of Vineyard Operations and Director
James D. Bielenberg	54	Chief Financial Officer
Paul E. Dolan, III	62	Director
Barrie Graham	65	Director
William R. Hambrecht	77	Director
Daniel A. Carroll	52	Director
John D. Fruth	69	Director
James F. Verhey	66	Director

Set forth below is information concerning our directors and executive officers.

Phillip L. Hurst, President, Chief Executive Officer and Director.  With a winemaking degree from University of California-Davis, Phil Hurst began his career in the wine industry in 1985 at Fetzer Vineyards when he was hired by Paul Dolan to help make premium wines and build the brand.  Fetzer Vineyards was sold to the Brown-Forman Corporation in 1992, and Phil left in 1998 to run International Sales and Marketing for Golden State Vintners, Inc. which needed to bolster the senior management team for the launch of its initial public offering.  During his time at Golden State Vintners, Inc. (1998-1999), Phil met his future partners in what was to become one of the world’s largest private label beer, wine and spirits companies, Winery Exchange Inc.  As co-founder and Senior Vice President of Sales and Marketing from 1999 to 2007, Phil helped grow the company to over $100 million in sales in less than 10 years.  Phil sold his stake in the company to partner with his longtime friend and mentor, Paul Dolan, to follow their dream of buying and building Super-premium wineries and vineyards in California’s premier appellations. Phil has served as President, Chief Executive Officer and a managing member of the LLC since 2007 and as President, Chief Executive Officer and Director of Truett-Hurst, Inc. since 2012.  We selected Phil Hurst to serve on our board of directors due to his extensive knowledge of our operations, competitive challenges and opportunities gained through his position as our President and Chief Executive Officer as well as his extensive experience and education in winemaking.  Phil Hurst also serves on our nominating and governance committee.

Paul E. Dolan, III, Director. Paul Dolan has been involved in the wine business since 1975 and is considered the founding father of organics and biodynamics in the California wine industry. He is proud to say he is a fourth generation winemaker but even prouder to say his children have joined him. He started his winemaking career with what was then a small winery in Mendocino, Fetzer Vineyards, in 1977 and then helped the Fetzer family grow to one of the premier California wineries, selling over three million cases. Paul managed the company as President for the new owners, the Brown-Forman Corporation, from 1992 to 2002. He has served as Chairman of the Wine Institute (1990-2012) and became the first Chairman of the Sustainable Winegrowers Alliance (2002-2003). He holds a Bachelor of Arts in Finance from the University of Santa Clara and a Master of Science in Enology from the University of California-Fresno. He is also author of True to Your Roots: Fermenting a Business Revolution. Paul has served as a managing member of the LLC since 2010 and a Director of Truett-Hurst, Inc. since 2012.  We selected Paul Dolan to serve on our board of directors due to his extensive knowledge of our business, which he gained as one of our founders, as well as his experience in building wine companies and leadership in developing and promoting sustainable farming techniques.  Paul Dolan also serves on our compensation committee.

Virginia Marie Lambrix, Director of Winemaking.  While on vacation seven years ago in South Africa, Virginia Lambrix tasted her first “serious wine.”  At that time, she was working for the Max Planck Institute for Chemical Ecology and realized it was time to learn about the art of viticulture.  Within a year, Virginia was studying horticulture and agronomy in the master’s program at the University of California–Davis, with an emphasis on viticulture and enology.  Before joining La Follette Winegrowing (2008), she worked for Hendry Ranch in Napa (2002-2003), for Concha y Toro S.A. in Chile (2004), and for Lynmar Winery (2004) and De Loach Vineyards (2005-2008), both in the Russian River Valley of Sonoma County.  At De Loach Vineyards, she learned about biodynamic farming, and worked closely with her growers to move their estates to organic and biodynamic farming practices to improve quality and moderate farming costs.  Virginia’s role at Truett-Hurst is vast. She is an equity partner in the business and

EXECUTIVE COMPENSATION

We refer to our chief executive officer and our two other most highly compensated executive officers discussed below as our “named executive officers.”  We have also included our chief financial officer, James D. Bielenberg, who joined us in July 2012.

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during fiscal year 2012 for services rendered to the LLC.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	All Other Compen- sation ($)	Total ($)
Phillip L. Hurst, Co-Founder, Chief Executive Officer	2012	137,111	13,598	—	—	—	900 (2)	~~150,709~~151,609
Virginia Marie Lambrix, Director of Winemaking	2012	111,462	10,171	—	—	—	—	121,633
Heath E. Dolan, Co-Founder, Director of Vineyard Operations	2012	19,000	—	—	—	—	—	19,000
_____________________

(1)	This column reflects the grant date fair value of share based awards as determined in accordance with FASB ASC Topic 718.
(2)	Mr. Hurst began receiving a $900.00 per month automobile allowance on June 1, 2012.
(3)	Expected fiscal year 2013 compensation.

James D. Bielenberg joined the Company during fiscal year 2013 as our Chief Financial Officer.  He is expected to receive $200,000 in salary and $8,333 in bonus for his service during fiscal year 2013.  On December 28, 2012, Truett-Hurst, Inc. awarded Mr. Bielenberg a restricted stock grant of 42,000 shares of our Class A common stock, valued at $103,000. Pursuant to the terms of the grant, the award vests equally over three years. The LLC reimbursed Mr. Bielenberg for tax liability arising from this grant in the amount of $68,667.  Mr. Bielenberg’s total expected compensation for fiscal year 2013 is $311,333.

Currently none of our executive officers serve pursuant to a written or oral employment agreement.

Employee Benefit and Stock Plans

2012 Stock Incentive Plan

Our board of directors has adopted the 2012 Plan. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Share Reserve

As of March ~~27,~~31, 2013, we had reserved for issuance pursuant to the 2012 Plan a total of 252,000 shares of our Class A common stock. Further, the 2012 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to one percent (1%) of the number of shares of our Class A common stock outstanding as of such date.

Administration

Our board of directors or a committee of our board of directors will administer the 2012 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since June 30, 2010, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000 or 1% of our total assets averaged for the last two fiscal years; and

•
any of our directors, executive officers, holders of more than 5% of our capital stock (which we refer to as 5% stockholders) or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the section titled “Executive Compensation.”

H.D.D. LLC Operating Agreement

In connection with the offering, our existing owners, several of whom are directors and/or officers of Truett-Hurst, Inc., will execute an amended and restated H.D.D. LLC Operating Agreement.  As a result of the Recapitalization and Offering Transactions, Truett-Hurst, Inc. will hold LLC Units in the LLC and will be the sole managing member of the LLC. Accordingly, Truett-Hurst, Inc. will operate and control all of the business and affairs of the LLC and, through the LLC and its operating entity subsidiaries, conduct our business.  Holders of LLC Units will not have voting rights under the operating agreement.

Pursuant to the operating agreement of the LLC as it will be in effect at the time of this offering, Truett-Hurst, Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units pro rata in accordance with the percentages of their respective LLC Units.

The holders of LLC Units, including Truett-Hurst, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC. Net profits and net losses of the LLC will generally be allocated to holders of LLC Units (including Truett-Hurst, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The operating agreement of the LLC will provide for cash distributions, which we refer to as "tax distributions," to the holders of LLC Units if Truett-Hurst, Inc., as the sole managing member of the LLC, determines that the taxable income of the LLC will give rise to taxable income for the holders. Generally, these tax distributions will be computed based on our estimate of the taxable income of the LLC allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Healdsburg, California (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from the LLC for the relevant year were insufficient to cover such tax liabilities.

The operating agreement of the LLC will also provide that substantially all expenses incurred by or attributable to Truett-Hurst, Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Truett-Hurst, Inc., income tax expenses of Truett-Hurst, Inc. and payments on indebtedness incurred by Truett-Hurst, Inc., will be borne by the LLC.

The parties to the amended and restated H.D.D. LLC Operating Agreement, other than Truett-Hurst, Inc., are: the Hurst Trust, of which Phillip L. Hurst, director and Chief Executive Officer of the LLC and Truett-Hurst, Inc., is a co-trustee; Hambrecht Wine Group, which is approximately 83.7% beneficially owned by a trust for the benefit of William R. Hambrecht, director of the LLC and Truett-Hurst, Inc., and his family members and as to which Mr. Hambrecht is a trustee; the Dolan 2003 Trust, of which Paul E. Dolan, III, director of the LLC and Truett-Hurst, Inc., is the trustee; the Dolan 2005 Trust, of which Heath E. Dolan, director and Director of Vineyard Operations of the LLC and Truett-Hurst, Inc. is the trustee; the Carroll-Obremskey Trust, of which Daniel A. Carroll, director of the LLC and Truett-Hurst, Inc., is a co-trustee; Mark De Meulenaere; Forrester R. Hambrecht; Barrie Graham, director of the LLC and Truett-Hurst, Inc.; Anna Schweizer; and Virginia Marie Lambrix, Director of Winemaking for the LLC and Truett-Hurst, Inc.

Exchange Agreement

Prior to the closing of the offering, we will enter into an exchange agreement with the existing owners of the LLC, several of whom are directors and/or officers of Truett-Hurst, Inc.  Under the exchange agreement, each existing owner (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at our election. As a holder exchanges its LLC Units, Truett-Hurst, Inc.'s interest in the LLC will be correspondingly increased.

The parties to the exchange agreement, other than Truett-Hurst, Inc., are: the Hurst Trust, a member of the LLC, of which Phillip L. Hurst, director and Chief Executive Officer of the LLC and Truett-Hurst, Inc., is a co-trustee; Hambrecht Wine Group, a member of the LLC, which is approximately 83.7% beneficially owned by a trust for the benefit of William R. Hambrecht, director of the LLC and Truett-Hurst, Inc., and his family members and as to which Mr. Hambrecht is a trustee; the Dolan 2003 Trust, a member of the LLC, of which Paul E. Dolan, III, director of the LLC and Truett-Hurst, Inc., is the trustee; the Dolan 2005 Trust, a member of the LLC, of which Heath E. Dolan, director and Director of Vineyard Operations of the LLC and Truett-Hurst, Inc. is the trustee; the Carroll-Obremskey Trust, a member of the LLC, of which Daniel A. Carroll, director of the LLC and Truett-Hurst, Inc., is a co-trustee; Mark De Meulenaere, a member of the LLC; Forrester R. Hambrecht, a member of the LLC; Barrie Graham, a member of the LLC and director of the LLC and Truett-Hurst, Inc.; Anna Schweizer, a member of the LLC; and Virginia Marie Lambrix, a member of the LLC and Director of Winemaking for the LLC and Truett-Hurst, Inc.

Tax Receivable Agreement

As described in "History and Formation Transactions—Organizational Structure—Offering Transactions," we intend to use of the proceeds from this offering to purchase newly-issued LLC Units. In addition, the holders of LLC Units (other than Truett-Hurst, Inc.) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Truett-Hurst, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at our election. The LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of LLC Units for shares of Class A common stock or cash occurs, which may result in an adjustment to the tax basis of the assets of the LLC at the time of an exchange of LLC Units. As a result of both this initial purchase and these subsequent exchanges, Truett-Hurst, Inc., which we refer to as the "corporate taxpayer," will become entitled to a proportionate share of the existing tax basis of the assets of the LLC. In addition, the subsequent exchanges are expected to result in increases in the tax basis of the assets of the LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that the corporate taxpayer would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the existing tax basis, tax basis increase and increased deductions, and a court could sustain such a challenge.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of the tax attributes subject to the tax receivable agreement.

In the event that we and an exchanging member are unable to resolve a disagreement with respect to (i) a tax basis schedule or tax benefit schedule with respect to an exchange, (ii) the early termination of the agreement or (iii) a tax reporting matter, the tax receivable agreement provides that such dispute shall be resolved by designating an expert in the relevant matter mutually acceptable to both parties, who shall make a determination. If the matter is not resolved before any payment that is the subject of a disagreement would be due or any tax return reflecting the subject of a disagreement is due, we have the right to pay the undisputed amount or file such tax return, as applicable, subject to adjustment or amendment upon resolution. We will bear the costs and expenses relating to the engagement of the expert or amending any tax return, except that we and each exchanging member shall bear our own costs and expenses of such proceeding, unless an exchanging member has a prevailing position that is more than 10% of the payment at issue, in which case we shall reimburse such exchanging member for any reasonable out-of-pocket costs and expenses in such proceeding.

All other disputes under the tax receivable agreement will be settled by arbitration conducted by a single arbitrator in New York in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. In addition to monetary damages, the arbitrator will be empowered to award equitable relief, including, but not limited to an injunction and specific performance of any obligation under the tax receivable agreement. The arbitrator is not empowered to award damages in excess of compensatory damages, and each party to the tax receivable agreement will irrevocably waive any right to recover punitive, exemplary or similar damages with respect to any such dispute.

The parties to the tax receivable agreement, other than Truett-Hurst, Inc. and H.D.D. LLC, are: the Hurst Trust, a member of the LLC, of which Phillip L. Hurst, director and Chief Executive Officer of the LLC and Truett-Hurst, Inc., is a co-trustee; Hambrecht Wine Group, a member of the LLC, which is approximately 83.7% beneficially owned by a trust for the benefit of William R. Hambrecht, director of the LLC and Truett-Hurst, Inc., and his family members and as to which Mr. Hambrecht is a trustee; the Dolan 2003 Trust, a member of the LLC, of which Paul E. Dolan, III, director of the LLC and Truett-Hurst, Inc., is the trustee; the Dolan 2005 Trust, a member of the LLC, of which Heath E. Dolan, director and Director of Vineyard Operations of the LLC and Truett-Hurst, Inc. is the trustee; the Carroll-Obremskey Trust, a member of the LLC, of which Daniel A. Carroll, director of the LLC and Truett-Hurst, Inc., is a co-trustee; Mark De Meulenaere, a member of the LLC; Forrester R. Hambrecht, a member of the LLC; Barrie Graham, a member of the LLC and director of the LLC and Truett-Hurst, Inc.; Anna Schweizer, a member of the LLC; and Virginia Marie Lambrix, a member of the LLC and Director of Winemaking for the LLC and Truett-Hurst, Inc.

Tasting Room and Winery Lease

We entered into a lease with Hambrecht Wine Group~~, a member of the LLC,~~ on February 8, 2011 for the VML Winery located at 4035 Westside Road, Healdsburg, California, pursuant to which Hambrecht Wine Group, as landlord, leases to us, as tenant, substantially all of the buildings, grounds, parking areas and other facilities and equipment located at VML Winery.  The term of the lease is five years commencing on March 1, 2011 and ending on February 29, 2016, with a tenant option to extend for an additional five-year period.  We have the right of first refusal in the event that Hambrecht Wine Group desires to sell the leased property. Annual rent for the tasting room is $90,000, due monthly. Rent for the winery was $5,000 per month from March 1, 2011 to August 31, 2011, and beginning on September 1, 2011, annual rent for the winery increased to $171,000, due monthly. The winery rent is subject to adjustment based on the actual number of cases produced each year; however, future payments are based on a minimum number of cases, as specified in the agreement. Beginning on September 1, 2012 and annually thereafter, tasting room and winery rent is increased by 3%.

For the fiscal years ended June 30, 2011 and 2012 and for the six months ended December 31, 2011 and 2012, $42,500, $242,500, $130,000 and $35,527, respectively, of the lease payments were applied to reduce a balance due by Hambrecht Wine Group to us.  Lease costs of $22,750 were capitalized and are being amortized over the lease term. Lease expenses for fiscal year 2011 and 2012 and for the six-month periods ended December 31, 2011 and 2012 were $79,736, $262,836, $112,000 and $131,235, respectively.

The parties to the lease are the LLC and Hambrecht Wine Group, a member of the LLC, which is approximately 83.7% beneficially owned by a trust for the benefit of William R. Hambrecht, director of the LLC and Truett-Hurst, Inc., and his family members and as to which Mr. Hambrecht is a trustee.

Right to Elect Board Member

Other Rights

Holders of our Class A common stock will have no preemptive, conversion or other rights to subscribe for additional shares.  All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.  The rights, preferences and privileges of the holders of our Class A common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

There are no outstanding warrants to purchase our Class A common stock.

Registration Rights

In connection with the offering, we will enter into an amended and restated registration rights agreement with the holders of LLC Units pursuant to which any holder of LLC Units may request registration or inclusion in any registration of our Class A common stock in compliance with the Securities Act. ~~No holder of LLC Units will be entitled to exercise his or her registration rights after five years following the consummation of this offering.~~ The agreement will remain in effect until there are no more securities registrable under the agreement outstanding, or upon termination by holders of two thirds of the outstanding LLC Units. The right of any particular holder of LLC Units to request registration or inclusion in any registration will terminate on the date, on or after the closing of this offering, on which such holder is not an “affiliate” for the purposes of Rule 144 or holds less than ~~1~~3% of the outstanding Class A common stock (calculated on an as converted basis) ~~or on which all shares of registrable securities held by such holder of LLC Units may be sold under Rule 144 during any 90-day period~~.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock.

Currently, no shares of our Class A common stock are outstanding (other than the 252,000 shares of restricted Class A common stock we have granted to our Chief Financial officer and an independent contractor who serves as our creative director, as described below) and nine shares of our Class B common stock are outstanding, one share of which is held by each of our existing owners. There are currently nine holders of LLC Units.

Upon completion of this offering we will have (in addition to the 252,000 shares of restricted Class A common stock we have granted to our Chief Financial officer and an independent contractor who serves as our creative director, as described below) a total of 2,902,557 shares of our Class A common stock outstanding. All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our existing stockholders, holders of LLC Units may (subject to the terms of the exchange agreement) exchange LLC Units for shares of our Class A common stock or cash at our election. Upon consummation of this offering, our existing stockholders will hold 3,450,087 LLC Units, all of which will be exchangeable on a one-for-one basis for 3,450,087 shares of our Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or cash, at our election. The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 unless we register such issuances. However, we will enter into an amended and restated registration rights agreement with our existing stockholders that will require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights” and “Description of Capital Stock—Registration Rights Agreement.”

In addition, our board of directors has adopted the 2012 Plan. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.  As of March ~~27,~~31, 2013, we had reserved for issuance pursuant to the 2012 Plan a total of 252,000 shares of our Class A common stock. Further, the 2012 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to one percent (1%) of the number of shares of our Class A common stock outstanding as of such date.  See “Executive Compensation—Employee Benefit and Stock Plans.”

On December 28, 2012, we made a grant of shares of restricted stock to James. D. Bielenberg, our Chief Financial Officer. The award vests over three years, has an exercise price of $0 and a fair value at the time of grant of $103,000. This equity compensation will be expensed in our consolidated financial results of operations over the service period. See “Executive Compensation—Employee Benefit and Stock Plans—2012 Stock Incentive Plan—Restricted Stock Awards.”

On February 4, 2013, we made a grant of shares of restricted stock to Kevin Shaw, an independent contractor who serves as our creative director. The award vests over three years, has an exercise price of $0 and a fair value at the time of grant of $515,000. This equity compensation will be expensed in our consolidated financial results of operations over the service period. “Executive Compensation—Employee Benefit and Stock Plans—2012 Stock Incentive Plan—Restricted Stock Awards.”

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of Class A common stock then outstanding, which will equal approximately 290,000 shares immediately after the completion of this offering; or

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

As of March ~~27,~~31, 2013, 252,000 shares of ~~our outstanding~~restricted Class A common stock had been issued in reliance on Rule 701.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of Class A common stock (including securities exercisable or convertible into our Class A common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of WR Hambrecht + Co during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things:

•
offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, options or warrants to purchase shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock; or

•
in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions.  See “Plan of Distribution” below for additional discussion.

Registration Rights

In connection with the offering, we will enter into an amended and restated registration rights agreement with the holders of LLC Units pursuant to which any holder of LLC Units may request registration or inclusion in any registration of our Class A common stock in compliance with the Securities Act. ~~No holder of LLC Units will be entitled to exercise his or her registration rights after five years following the consummation of our first registered public offering of Class A common stock.~~ The agreement will remain in effect until there are no more securities registrable under the agreement outstanding, or upon termination by holders of two thirds of the outstanding LLC Units. The right of any particular holder of LLC Units to request registration or inclusion in any registration will terminate on the date, on or after the closing of ~~our first registered public~~this offering ~~of Class A common stock~~, on which such holder is not an “affiliate” for the purposes of Rule 144 or holds less than ~~1~~3% of the outstanding Class A common stock (calculated on an as converted basis) ~~or on which all shares of registrable securities held by such holder of LLC Units may be sold under Rule 144 during any 90-day period~~.

136

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

As of March ~~27,~~31, 2013, 252,000 shares of ~~our outstanding~~restricted Class A common stock had been issued in reliance on Rule 701.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of Class A common stock (including securities exercisable or convertible into our Class A common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of WR Hambrecht + Co during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things:

•
offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, options or warrants to purchase shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock; or

•
in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions.  See “Plan of Distribution” below for additional discussion.

Registration Rights

In connection with the offering, we will enter into an amended and restated registration rights agreement with the holders of LLC Units pursuant to which any holder of LLC Units may request registration or inclusion in any registration of our Class A commonstock in compliance with the Securities Act.  No holder of LLC Units will be entitled to exercise his or her registration rights after five years following the consummation of our first registered public offering of Class A common stock.  The right of any particular holder of LLC Units to request registration or inclusion in any registration will terminate on the date, on or after the closing of our first registered public offering of Class A common stock, on which such holder holds less than 1% of the outstanding Class A common stock (calculated on an as converted basis) or on which all shares of registrable securities held by such holder of LLC Unitsmay be sold under Rule 144 during any 90-day period.

PLAN OF DISTRIBUTION

We, the selling stockholders and the underwriters named below have entered into a placement agency agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to use its best efforts to procure potential purchasers for the shares of our Class A common stock offered hereby. WR Hambrecht + Co is the representative of the underwriters.

Underwriters	Number of Shares
WR Hambrecht + Co
Sidoti & Company, LLC
CSCA Capital Advisors, LLC

Total

The underwriters are not required to take or pay for any specific number or dollar amount of our Class A common stock.

The following table shows the per share and total placement agents’ fees to be paid to the underwriters by us and the selling stockholders.

	Paid by Us	Paid by Selling Stockholders

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Investor funds will be deposited into an escrow account set up with an independent third-party bank or custodian.  The shares are being offered on an all or none basis.  All investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing.  If investor funds for the full amount of the offering are not received at closing, the offering will terminate and any funds received will be returned promptly.

The escrow agent will invest all funds it receives in a non-interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. The escrow agent will not accept any investor funds until the date of this prospectus. On the closing date, the escrow agent will notify the underwriters that all of the funds to pay for the shares have been received. If on the closing date investor funds are not received for all of the shares being offered, then all investor funds that were deposited into the escrow account will be returned promptly to investors and the offering will terminate.

We and our officers, directors, and holders of substantially all of our Class A common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of options issued pursuant to a stock option or similar plans, and other exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares.  The price to the public and allocation of shares will be determined by an auction process.  The minimum size for a bid in the auction is 100 shares of our Class A common stock~~.  There is no minimum amount that must be raised in the IPO in order for the offering to close~~.  The method for submitting bids and a more detailed description of this auction process are included in the section entitled “The OpenIPO Auction Process.”

Our Class A common stock has been approved for listing on Nasdaq under the symbol “THST.” In order to meet one of the requirements for listing the Class A common stock on Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

H.D.D. LLC
Notes to Consolidated financial statements
____________

2.	Summary of Significant Accounting Policies, continued

Concentrations

Cash

We maintain cash that may, at times, exceed federally insured limits. As of June 30, 2011 and 2012, and December 31, 2012, these limits were $250,000.

Customers

The following tables set forth concentrations of sales and accounts receivable, all related to our wholesale sales, as a percent of each total:

							Accounts
							Receivable
	Net Sales for the Years		Accounts Receivable		Net Sales for the Six Months		as of
	Ended June 30,		as of June 30,		Ended December 31,		December 31,
	2011	2012	2011	2012	2011	2012	2012
					(Unaudited)		(Unaudited)

Customer A	23%	33%	28%	-	39%	21%	4%
Customer B	20%	18%	-	48%	19%	10%	-
Customer C	14%	10%	22%	11%	10%	8%	12%
Customer D	10%	6%	10%	6%	4%	9%	21%
Customer E	-	1%	-	4%	5%	12%	9%
Customer F	5%	6%	6%	-	4%	7%	3%
Customer G	-	-	-	-	-	2%	15%

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. We have adopted ASU No. 2011-04 as of July 1, 2012.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU allows for the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is more likely than not that the fair value of the reporting unit is greater than its carrying value, then performing the two-step impairment test is unnecessary. We have adopted ASU No. 2011-08 as of July 1, 2012.

Continued

H.D.D. LLC
Notes to Consolidated financial statements
____________

15.	Segment ~~and Other~~ Information

We ~~operate in one segment for the manufacture and sale of wine.~~ have identified three operating segments:  wholesale sales, direct sales, and internet sales (i.e. The Wine Spies, LLC).  In accordance with ASC Topic 280, Segment Reporting, our chief operating decision-maker has been identified as the Chief Executive Officer, who reviews ~~operating results~~sales, cost of sales, and gross profit to make decisions about allocating our resources and assessing our performance. ~~Since we operate in one segment, all financial segment and product line information can be found in the consolidated financial statements~~Operating and other expenses are not allocated between operating segments; therefore, operating and net income information for the respective segments is not available.  In addition, discreet financial information related to segment-specific assets is not available.

The following table outlines our sales, cost of sales and gross profit for the years ended June 30, 2011 and 2012, by ~~distribution channel~~operating segment:

	Year ended June 30,
	2011

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$4,050,246	$1,351,799	$5,402,045
Cost of sales	3,355,829	545,113	3,900,942

Gross profit	$694,417	$806,686	$1,501,103

	Year ended June 30,
	2012

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$10,613,505	$2,079,890	$12,693,395
Cost of sales	8,810,129	807,936	9,618,065

Gross profit	$1,803,376	$1,271,954	$3,075,330

Continued

H.D.D. LLC
Notes to Consolidated financial statements
____________

15.	Segment ~~and Other~~ Information, continued

The following table outlines our sales, cost of sales and gross profit for the six months ended December 31, 2011 and 2012, by ~~distribution channel~~operating segment:

	Six Months Ended December 31,
		2011
		Unaudited

	Wholesale	Direct
	Sales	Sales	Total

Net sales	$7,411,210	$966,899	$8,378,109
Cost of sales	6,245,243	328,320	6,573,563

Gross profit	$1,165,967	$638,579	$1,804,546

	Six Months Ended December 31,
		2012
		Unaudited

	Wholesale	Direct	The Wine
	Sales	Sales	Spies, LLC	Total

Net sales	$6,476,245	$1,503,449	$590,622	$8,570,316
Cost of sales	4,823,616	651,751	375,096	5,850,463

Gross profit	$1,652,629	$851,698	$215,526	$2,719,853

16.	Subsequent Events

We have evaluated all events occurring from June 30, 2012 through the date which these consolidated financial statements were available to be issued.

New Bank Credit Facility

On July 16, 2012, we executed credit facilities with a new bank totaling $12,981,684 to provide funds for working capital needs, to refinance existing debt, and to purchase new equipment. The credit facilities are collateralized by substantially all of our assets, require compliance with certain financial covenants and are guaranteed by certain equity members. The facilities include a line of credit for $9,000,000 that was funded in July 2012, that carries an interest rate of 1.75% above LIBOR and is due on or before May 31, 2014; $143,684 to fund previously purchased capital equipment that was funded in August 2012 at a fixed interest rate of 3.75% and due; an incremental $357,000 capital equipment line to purchase new equipment that was funded in January 2013 at a fixed rate of interest of 3.75% and is due on January 15, 2018; a $100,000 foreign exchange facility that has not yet been funded, that carries a 10% credit percentage and allows us to enter into any spot or forward transaction to purchase from or sell to the bank a foreign currency and is due on or before May 31, 2014; and a real estate loan for $3,381,000 that was funded in August 2012, that carries an interest rate of 2.25% above LIBOR. These funds were used to settle $5,535,273 of amounts due in the June 30, 2012 consolidated financial statements as described above.

Continued

In 2011, Hambrecht Wine Group, L.P., a California limited partnership (“Hambrecht Wine Group”) purchased a 27.23% Class A Membership Interest in the LLC for an aggregate purchase price of $2,800,000.  Pursuant to the Membership Interest Purchase Agreement dated as of February 8, 2011 by and between the LLC and Hambrecht Wine Group, Hambrecht Wine Group's payment of such purchase price included transfer to the LLC of certain bulk wine and case goods and assignment to the LLC of the Healdsburg Ranches and Bradford Mountain trademarks.  Hambrecht Wine Group subsequently sold a 1.95% Class A Membership Interest to Forrester R. Hambrecht in May, 2011.

On February 8, 2011, Barrie Graham was assigned Class A Membership Interests in the following amounts: 0.75% by the Dolan 2003 Trust; 0.75% by the Dolan 2005 Trust; 2% by Hambrecht Wine Group; 1.5% by the Hurst Trust.  Anna Schweizer was also assigned a 1% Class A Membership Interest by Hambrecht Wine Group.

In 2012, Mr. De Meulenaere exercised his Put Right as defined in that certain Right of First Refusal, Co-Sale and Buy-Sell Agreement dated as of June 4, 2008, as amended on January 26, 2010 and last amended on May 3, 2012, for a 3% Class A Membership Interest in the LLC (the “Put Interest”).  The repurchase price for the Put Interest was $360,000.  The LLC delivered $150,000 in cash, and $210,000 in a secured promissory note payable to Mr. De Meulenaere, bearing interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.

Also in 2012, The Carroll-Obremskey Family Revocable Trust Dated April 5, 1996 (the “Carroll- Obremskey Trust”) purchased a 13.51% Class A Membership Interest in the LLC for a purchase price of $2,500,000. Pursuant to the Membership Interest Purchase Agreement dated as of May 3, 2012 by and between the Carroll-Obremskey Trust and the LLC, we issued a warrant to purchase shares of common stock to the Carroll-Obremskey Trust upon the conversion of the LLC from a partnership to a corporation. Subsequently, we decided not to convert the LLC to a corporation.  On March 1, 2013, we and the Carroll-Obremskey Trust agreed to amend the warrant to provide the Carroll-Obremskey Trust with the right to purchase a 3% Class A Membership Interest in the LLC for $500,000.  The warrant was exercised on March 1, 2013. The Carroll-Obremskey Trust, pursuant to an agreement dated March 26, 2013, has the right to elect one director of Truett-Hurst, Inc.  This right will terminate if, at any time, we cease to be a “controlled company” under the Nasdaq rules.

The foregoing transactions were all completed as private placements in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	Form of Placement Agency Agreement++
~~1.1~~1.2	Form of ~~Placement Agency~~Escrow Agreement
3.1	Amended and Restated Certificate of Incorporation of Truett-Hurst, Inc.~~*~~
3.2	Bylaws of Truett-Hurst, Inc.++
3.3	Articles of Organization of H.D.D. LLC+
3.4	Third Amended and Restated Operating Agreement of H.D.D. LLC++
4.1	Form of Class A common stock certificate*
5.1	Opinion of Morrison & Foerster LLP*
10.1	Wine Supply Agreement by and between H.D.D. LLC and Robert Hall Winery, dated March 10, 2012+
10.2	Member Interest Purchase Agreement by and between Brandon Stauber and H.D.D. LLC, dated August 1, 2012++
10.3	Loan and Security Agreement by and between H.D.D. LLC and Bank of the West, dated July 16, 2012+
10.4	Security Agreement (Trademark) by and between H.D.D. LLC and Bank of the West, dated July 16, 2012+
10.5
Deed of Trust, Security Agreement, Assignment of Leases, Rents, and Profits, and Fixture Filing by and between H.D.D. LLC and First Santa Clara Corporation for the use and benefit of Bank of the West, dated July 16, 2012++

10.6	Line of Credit Note, in the principal amount of $9,000,000, dated July 16, 2012+
10.7	Term Note, in the principal amount of $3,381,000, dated July 16, 2012+
10.8	Equipment Purchase Line of Credit Note, in the principal amount of $300,000, dated July 16, 2012+
10.9	Modification Agreement, by and between H.D.D. LLC and Bank of the West, dated October 3, 2012+
10.10	Foreign Exchange Note, in the principal amount of $100,000, dated July 16, 2012+
10.11	Master Equipment Financing Agreement by and between H.D.D. LLC and Bank of the West, dated October 2, 2012++
10.12	Agreement by and between H.D.D. LLC and West Coast Paper Company, dated August 24, 2012++
10.13	Lease by and between H.D.D. LLC and Hambrecht Wine Group L.P., dated February 8, 2011++
10.14	2012 Stock Incentive Plan+
10.15	Form of Exchange Agreement++
10.16	Form of Tax Receivable Agreement++
10.17	Form of Registration Rights Agreement~~*~~
10.18	Supply of Goods Agreement by and between H.D.D. LLC and GreenBottle Limited, dated February 26, 2013+
10.19	Convertible Promissory Note, payable to the Carroll-Obremskey Trust, in the principal amount of $150,000, dated March 1, 2013+
10.20	Convertible Promissory Note, payable to the Hurst Trust, in the principal amount of $150,000, dated March 1, 2013+
10.21	Convertible Promissory Note, payable to the Dolan 2003 Trust, in the principal amount of $25,000, dated March 1, 2013+
10.22	Convertible Promissory Note, payable to the Dolan 2005 Trust, in the principal amount of $25,000, dated March 1, 2013+
10.23	Agreement, by and between Truett-Hurst, Inc. and the Carroll-Obremskey Trust, dated March 26, 2013++
14	Code of Business Conduct and Ethics~~*~~
21	Subsidiaries of the Registrant++
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm for Truett-Hurst, Inc.
23.2	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm for H.D.D. LLC
23.3	Consent of Morrison & Foerster LLP**
24	Power of Attorney ~~(included on signature page)~~+
__________________________
*To be filed by amendment
**Contained in Exhibit 5.1
+Previously filed with Form S-1 filed March 11, 2013 and incorporated herein by reference
++Previously filed with Form S-1/A filed March 27, 2013 and incorporated herein by reference

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Healdsburg, State of California, on the ~~27th~~[  ] day of ~~March~~April, 2013.

TRUETT-HURST, INC.

/s/ Phillip L. Hurst
Phillip L. Hurst Chief Executive Officer

Signature	Title	Date

/s/ Phillip L. Hurst	Chief Executive Officer and Chairman	~~March 27,~~April [ ], 2013
Phillip L. Hurst	(Principal Executive Officer)

/s/ James D. Bielenberg	Chief Financial Officer	~~March 27,~~April [ ], 2013
James D. Bielenberg	(Principal Financial Officer and
Principal Accounting Officer)
*	Director	~~March 27,~~April [ ], 2013
Paul E. Dolan, III

*	Director	~~March 27,~~April [ ], 2013
Barrie Graham

*	Director	~~March 27,~~April [ ], 2013
William R. Hambrecht

*	Director	~~March 27,~~April [ ], 2013
Daniel A. Carroll

*	Director	~~March 27,~~April [ ], 2013
Heath E. Dolan

*	Director	~~March 27,~~April [ ], 2013
John D. Fruth

*	Director	~~March 27,~~April [ ], 2013
James F. Verhey

*By:	/s/ Phillip L. Hurst
Phillip L. Hurst
Attorney-in-Fact

Annex C

Hand-marked changes

A chart estimating the amounts of such payments appears on page 90 of this prospectus.

Filer: Filing Dept Form Type: S-1/A Period: Job Number: m329131s1a2 Rev: 8 Sequence: 11
Submission: Document Name: m329131s1a2.htm Saved: 3/31/2013 17:11:15 Printed: 3/31/2013 17:12:22
a Description: Amendment No. 3 Filing Dept Created using EDGARizerAgent

The diagram below depicts our organizational structure immediately following this offering:

Founders & Other Investors (subject to transfer restrictions) (Class B Holders)
Public Shareholders (Class A Holders)
H.D.D. LLC interests convertible into shares of Class A common stock or, if Truett-Hurst, Inc. so elects, cash
52.2% voting interest
54.3% economic interest
• 100.0% economic interest
• 43.9% voting interest
Truett-Hurst, Inc. (Delaware C-Corp)
• 45.7% economic interest
• Controlling voting interest
H.D.D. LLC (California LLC)

In connection with the offering, Truett-Hurst, Inc. will enter into a tax receivable agreement with our existing owners that provides for the payment from time to time by Truett-Hurst, Inc. to our existing owners of 90% of the amount of the benefits, if any, that Truett-Hurst, Inc. is deemed to realize as a result of (i) increases in tax basis resulting from our exchange of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Summary of Risk Factors

Our business is subject to numerous risks, which are described in the section entitled "Risk Factors" immediately following this prospectus summary on page 12. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our Class A common stock and result in a loss of all or a portion of your investment:

- A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.
- We face significant competition which could adversely affect our profitability.
- Because a significant amount of our business is made through our direct to retailer partnerships, any change in our relationships with them could harm our business.
- The loss of Mr. Hurst, Mr. Bielenberg, Ms. Lambrix, Mr. Dolan or other key employees would damage our reputation and business.
- A reduction in our access to, or an increase in the cost of, the third-party services we use to produce our wine could harm our business.
- Because our existing owners will retain significant control over Truett-Hurst after this offering, new investors will not have as much influence on corporate decisions as they would if control were less concentrated.
- Many of our transactions are with related parties, including our founders, executive officers, principal stockholders and other related parties, and present conflicts of interest.
- Several of our executive officers and key team members have outside business interests which may create conflicts of interest.

6